Filed Pursuant to Rule 424(b)(3)
Registration File No. 333-290337

Powerlaw Corp.

43,242,931 Shares of Common Stock

Supplement dated August 14, 2026 to the Prospectus dated May 20, 2026

This supplement supplements certain information contained in the prospectus of Powerlaw Corp. (the “Fund”) dated May 20, 2026 (the “Prospectus”). Capitalized terms used in this supplement and not otherwise defined have the meaning specified in the Prospectus.

You should carefully consider the “Risk Factors” section beginning on page 16 of the Prospectus.

The purpose of this supplement is to provide updated information regarding certain unaudited financial metrics of the Fund, including the Fund’s net asset value (“NAV”) for the month ended July 31, 2026.

At the close of business on July 31, 2026, Powerlaw Corp.’s unaudited financial metrics were as follows:

Metric	Value
NAV Per Share	$14.69
Prior NAV Per Share (as of June 30, 2026)	$16.21
% Change from Prior NAV (as of June 30, 2026)	(9.4)%
Total NAV	$634.0 million

The NAV reported herein is unaudited and has been calculated in accordance with the Fund’s valuation policies. Because a substantial portion of the Fund’s portfolio consists of private investments that do not have readily available market quotations, valuations are based on fair value methodologies approved by the Fund’s Board of Directors and involve significant judgment.